Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406

August 5, 2024

Deborah L. O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Capital Group Completion Fund Series (“CGCF”)

File Nos. 333-278929, 811-23959

Dear Ms. O’Neal:

In response to your comments, received telephonically on July 3, 2024, relating to the Pre-Effective Amendment No. 1 to the Registration Statement filing made on April 25, 2024 (the “Registration Statement”) of CGCF (the “Fund”), we hereby file Pre-Effective Amendment No. 2 to the Registration Statement pursuant to Rule 472 of the 1933 Act and separately submit a request to accelerate the effective date of the Amendment to August 6, 2024 pursuant to Rule 461 under the 1933 Act.

Prospectus

1.	We note that in the Fund’s fee table the “Total annual fund operating expenses” is listed as “0.00%”, however in the Statement of Additional Information the description of the Investment Advisory and Service Agreement and Administrative Services Agreement contemplate operating expenses. Please clarify the Fund’s operating expenses.

Response: We have updated the disclosure to address this comment, by updating the footnotes as follows:

1 – The fund does not pay a management fee to the adviser. However, the fund is part of a separately managed account program. Participants in the program pay a “wrap” fee to the sponsor of the program. You should read carefully the wrap-fee brochure provided to you by the sponsor or your investment adviser. The brochure is required to include information about the fees charged to you by the sponsor and the fees paid by the sponsor to Capital Research and Management Company and its affiliates. You pay no additional fees or expenses to purchase shares of the fund.

2 – Based on estimated amounts for the current fiscal year. The investment adviser is currently reimbursing a portion of the other expenses and the fund’s transfer agent is currently waiving a portion of other expenses. This reimbursement and waiver will be in effect until March 1, 2026. The adviser or fund’s transfer agent may elect at its discretion to extend, modify or terminate the reimbursement or waiver at that time.

2.	If the Fund may invest in securities issued by Fannie Mae or Freddie Mac as part of its principal strategy, please highlight risk disclosure of such investments in the principal risk section.

Response: We have updated the disclosure to address this comment, as follows:

Investing in securities backed by the U.S. government — Securities backed by the U.S. Treasury or the full faith and credit of the U.S. government are guaranteed only as to the timely payment of interest and principal when held to maturity. Accordingly, the current market values for these securities will fluctuate with changes in interest rates and the credit rating of the U.S. government. Notwithstanding that these securities are backed by the full faith and credit of the U.S. government, circumstances could arise that would prevent or delay the payment of interest or principal on these securities, which could adversely affect their value and cause the fund to suffer losses. Such an event could lead to significant disruptions in U.S. and global markets. Securities issued by U.S. government-sponsored entities and federal agencies and instrumentalities that are not backed by the full faith and credit of the U.S. government are neither issued nor guaranteed by the U.S. government. These agencies and entities, such as Freddie Mac and Fannie Mae, involve some form of federal sponsorship or support, however support can vary, and the continuance of such support is not guaranteed. U.S. government securities, including government-sponsored and federal agency securities, are subject to market risk, interest rate risk and credit risk.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Austen Heim

Austen M. Heim

Associate Counsel

(213) 486-9207

Austen.Heim@capgroup.com